February 23, 2009

Mr. Doug Jones
Division of Corporation Finance
United States Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington, DC 20549-3561

RE:         Vitran Corporation Inc.
Form 10-K for the Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended September 30, 2008
File Number:  001-32449

Dear Mr. Jones:

We hereby submit the Company’s responses to your comments conveyed in a letter to me dated February 11, 2009 with respect to the above-referenced Form 10-K and 10-Q.

In connection herewith, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10K for the Year Ended December 31, 2007

Item 2 - Properties, page 7

1.	Comment

Refer to your response to our prior comment number 2.  Please reconcile for us the total amount of rolling stock of 14,997 pieces stated in your intended added disclosure to the sum of the total amounts indicated in the table therein 10,186.

Response

The aforementioned stated total equipment of 14,997 was a typo. It should have read 10,186.

Management’s Discussion and Analysis, page 13
Consolidated Results, pages 15 and 18

2.	Comment

Refer to your response to our prior comment number 5.  You state therein that “comparatively compiled detailed expense disclosures were not available” with respect to the acquired companies cited in regard to your operating expenses.  In view of this, please explain to us how you determined that amounts reported as “operating expenses” and for the other expense categories presented the statements of income are representative of the respective amounts incurred.  In connection with this, please explain to us your consideration of the impact of the unavailability of such information on your conclusion in regard to the effectiveness of your disclosure controls and procedures.

Response

The amounts in the statement of income reported as “operating expenses” and the other expense categories are representative because the categories in Vitran’s business expenses are appropriately categorized as operating type expenses or expenses related to selling, general and administration.  Each expense item is reviewed to determine its nature and then recorded to the appropriate account within operating expenses or selling general and administrative expenses.  For example, fuel, driver wages, vehicle repairs, purchased labour etc. are operating expenses while bookkeeping wages, sales associate salaries, photocopies leases etc. would be selling, general and administrative expense.  Furthermore, our internal control over financial reporting and disclosure controls ensure that appropriate income statement controls and secondary management review controls are in place to ensure that the expense item classifications are representative.

It has been the management’s intention, since the acquisitions of companies mentioned in our previous response to question number 5, to change to what management believes is a more detailed income statement disclosure consistent with our peer group and will aid in providing more impactful discussion in the MD&A.  To achieve this outcome, the Company has adapted the acquired company’s chart of accounts.  The information unavailable as indicated in our previous response relates to the categories within the broader categories.  For example, operating salaries, wage and other employee benefits in some of our purchased companies would have been recorded with purchased labor and therefore, we are unable to go back and disaggregate these.  Going forward, the necessary changes have been made to the general ledger to capture the information at an increased detail level to allow us to disclose the appropriate categories as discussed in the previous response.

Our controls and procedures work, ensuring the appropriate classification and disclosure of expense items within operating or selling general and administrative expense. Therefore, our conclusion does not change in regard to the effectiveness of disclosure controls and procedures.

3.	Comment

In connection with your response to your prior comment number 5, please tell us whether or not you intend to provide a comparative table of the significant individual expense sub-categories that comprise the selling, general and administrative expenses.

Response

It is not our intent to provide a comparative table of the individual expense sub-categories that comprise the selling, general and administrative expenses.  As discussed, our future disclosure in the first quarter of 2009 provides what management believes is a more detailed income statement disclosure consistent with our peer group and will aid in providing more impactful discussion in the MD&A.

4.	Comment

Refer to your response to our prior comment number 9.  Please include in the revenue recognition accounting policy in the notes to the financial statements your accounting treatment in regard to “estimated revenue adjustments.”  Include the basis for the adjustments and how the amounts are determined, where such are recorded, and the time of when recorded.  Since such adjustments are described as estimated, discuss the basis for finalizing the adjustments are described as estimated, discuss the basis for finalizing the adjustments and the associated accounting.  Represent in the notes whether such adjustments are material.  Further, discuss in critical accounting policies how such adjustments have impacted your revenues.  Please provide us with a copy of your intended disclosure.

Response

Future revenue recognition accounting policy disclosure will be amended to include:

Revenue recognition

The Company’s LTL and truckload business units and freight brokerage operations recognize revenue upon the delivery of the related freight and direct shipment costs as incurred.  Revenue for the logistics operations is recognized as the management services are provided.

Within the LTL business unit, revenue adjustments are estimated at the end of each quarterly reporting period.  These adjustments result from several factors, including weight and freight classification verifications, shipper bill of lading errors, pricing discounts and other miscellaneous revenue adjustments.  The revenue adjustments are recorded as a reduction in revenue from operations and accrued for as part of the allowance for doubtful accounts.  Allowance for doubtful accounts is recorded as a contra-account to Accounts Receivable.

Historical experience, trends and current information are used to update and evaluate the estimate. As at December 31, 2008 revenue adjustments as a percentage of revenue was not material.

Future critical accounting policy disclosure will be amended to include:

    Estimated revenue adjustments

Generally, the pricing assessed by companies in the LTL business is subject to subsequent adjustments due to several factors, including weight and freight classification verifications, shipper bill of lading errors, pricing discounts and other miscellaneous revenue adjustments.  Revenue adjustments are evaluated and updated based on revenue levels, current trends and historical experience.   These revenue adjustments are recorded as a reduction in revenue from operations and accrued for in the allowance for doubtful accounts.

5.	Comment

We note in your intended disclosure in regard to “estimated revenue adjustments” that such adjustments are accrued for in the allowance for doubtful accounts.  Please explain to us why you do not record these adjustments as a direct reduction of gross accounts receivable.  It appears that such adjustments are a direct reduction of the amount billable to and collectible from customers.

Response

The estimated revenue adjustment is booked in allowance for doubtful accounts, while unmatched to a particular receivable.  We believe this accounting is appropriate given the immateriality of the item and amounts involved.  The accrued revenue adjustment does not fluctuate significantly from reporting period to reporting period and represents less than 2% of total account receivable.

Should you have any questions or required additional information, please do not hesitate to contact me at 416-596-7664 x224.

Regards,

/s/Sean Washchuk

Sean P. Washchuk
Vice President Finance &
Chief Financial Officer